Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, NEW ZEALAND, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, NEW ZEALAND, JAPAN AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

26 February 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Finalisation of Strategic Investment and Licence Agreement

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to confirm that further to the announcement made by the Company on 29 January 2019 and following the approval at yesterday’s general meeting by shareholders of the strategic investment by China Medical Systems Holdings Limited group ("CMS") and A&B (HK), the licence agreement entered into by the Company and CMS is now formally in force.

The strategic investment by CMS and A&B (HK), comprised an £8m subscription in Midatech, for in aggregate 207,792,206 Ordinary Shares at a price of 3.85 pence per share. The Subscription Shares were admitted to trading on AIM today alongside the Placing Shares and Open Offer Shares.

From a Midatech product perspective, as stipulated in the licence agreement, CMS has rights to develop and commercialize the Company’s pipeline of products (including any products which are in or enter into pre-clinical or clinical development within a period of three years) in Greater China and certain South East Asian countries excluding Japan and South Korea (the "CMS Territory") in perpetuity. Subject to certain milestones being achieved, the Company will be entitled to receive regulatory and sales-based milestone payments as well as royalty payments.

From a Midatech technology platform perspective the licence agreement permits CMS to identify its own potential product opportunities and, if agreed by Midatech, CMS will be entitled to carry out such development in China with initial assistance from Midatech which will be funded by CMS through a technology transfer fee payable to the Company by CMS. If such products obtain approval, CMS will retain the rights specific to such developed products and will license the Company to commercialize them outside the CMS Territory in the rest of the world.

China Medical System Holdings Limited (HKG: 0867), is a well-established, innovation-driven specialty pharma with a focus on sales and marketing in China. CMS has established the diversified product introduction strategies to constantly provide competitive products and services to fulfil the unmet medical needs of the China market, as well as to sustain the momentum for its future development. CMS has a fully-covered nationwide promotional network, mainly focusing on academic promotion. As at 30 June 2018, CMS covered over 48,000 hospitals and medical institutions across China.

The collaboration provides Midatech with a key strategic partnership in China and South East Asia, access to the significant Chinese market, substantial investment and funds for Midatech’s current key programs, as well as additional CMS funded opportunities for the Company’s technology platforms Q-Sphera, MidaSolve, and MidaCore.

Dr Craig Cook, Chief Executive Office of Midatech Pharma, said: “We are delighted to finalise the licence agreement with China Medical Systems, a leading Hong Kong based Chinese pharmaceutical company. This is a key collaboration for Midatech that provides a strong endorsement of our technologies and pipeline whilst establishing a solid foundation for a successful and ambitious long-term partnership. The agreement will enable development of current and new products and extend our reach to the important markets of China and South East Asia. We look forward to developing this collaboration with CMS.”

Mr Lam Kong, Chairman and Chief Executive Officer of CMS, said: “We are excited to work with Midatech and the strategic investment and licence agreement is testament to our confidence in the value of the Midatech product pipeline and technologies, and our commitment to the partnership. We look forward to a fruitful relationship with Midatech as we contribute to the development of its innovative pipeline of products as we incorporate them into the extensive CMS portfolio.”

The capitalised terms not otherwise defined in the text of this announcement are as set out in the circular to shareholders dated 5 February 2019.

- ENDS –

For further information, please contact:

Midatech Pharma PLC

Craig Cook, Chief Executive Officer	01235 888300

Panmure Gordon (UK) Limited (NOMAD)

Freddy Crossley, Emma Earl (Corporate Finance)	020 7886 2500

James Stearns (Corporate Broking)

Stifel Nicolaus Europe Limited (Joint Bookrunner)

Jonathan Senior, Ben Maddison	0207 710 7600

Consilium Strategic Communications

Mary-Jane Elliott / Nicholas Brown / Angela Gray	0203 709 5700

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo-therapeutics or new immuno-therapeutics, using its three-proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading-edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells.

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours.

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.